 Exhibit 21.1

List of Subsidiaries of Greektown Holdings, LLC

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Greektown Casino, L.L.C.	Michigan
Realty Equity Company, Inc.	Michigan
Contract Builders Corporation	Michigan